

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 30, 2011

Via Email
Robert J. Enck
President and Chief Executive Officer of Equinox Fund Management LLC
The Frontier Fund
1775 Sherman Street
Suite 2500
Denver, Colorado 80203

> **Re: The Frontier Fund**
> **Form 10-K**
> **Filed March 28, 2011**
> **File No. 000-51274**

Dear Mr. Enck:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2010

General

1.   We note that you have incorporated certain disclosure by reference to your prospectus. In future Exchange Act filings, please file all relevant pages from your prospectus as an exhibit to the Form 10-K in accordance with Instruction G of Form 10-K and Rule 12b-23(a)(3) of the Exchange Act. Please also supplementally provide us with copies of the relevant pages in response to this comment.

Item 1. Business, page 1

2.   We are not able to locate disclosure identifying the current trading advisors managing your assets. In future Exchange Act filings, please identify your trading advisors and the portion of your assets that each control as of the end of the last fiscal year and the general trading focus of such advisors. Disclose whether each program is discretionary or systematic. Specifically clarify if any of the trading advisors are not registered as a commodity pool operator or investment advisor. Also, please describe the principal terms of the agreements governing your relationship with the trading advisors. Alternatively, please tell us why the requested information is not material to your investors.

3.   We note that you may invest in OTC contracts. In future Exchange Act filings, please discuss the principal terms of such material investments or advise us why such disclosure is not necessary. Please also include a discussion of counterparty risks, including an identification of counterparties, if applicable, and the individual who makes the ultimate credit determination.

4.   In future Exchange Act filings, your investment strategy discussion should also address how the allocation of assets among the advisors is determined, how the managing owner can modify those allocations and how it can appoint or remove an advisor. Furthermore, please disclose if you have terminated any of your trading advisors during the last fiscal year. If so, disclose the reasons and considerations for such terminations.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 32

Liquidity and Capital Resources, page 33

5.   We note that you had redemptions in 2010. In future Exchange Act filings, please expand your disclosure to clarify the sources used to fund redemptions. Clarify how you obtain the cash needed for redemption payments and, to the extent that positions are liquidated to fund redemptions, please explain how the managing owner decides which positions to liquidate. Please also confirm if you were able to satisfy all redemption requests during the fiscal year presented.

Series Returns and Other Information, page 42

6.   In future Exchange Act filings, please expand your period-on-period disclosure to present an allocation by investment type for your total assets at the end of the period presented. Please supplementally provide us with this information.

Financial Statements

General

7.   Please revise your financial statements in future filings to include financial statements for the trust as a whole. In addition, please have your independent auditors revise their opinion to reference the trust as a whole in addition to each individual series. Finally, please ensure that your certifications in future filings address the trust as a whole in addition to each individual series.

Signatures

8.   Please explain to us how your signature page is in conformity with General Instruction D of Form 10-K. For example only, we note that you have not included the signature of your principal financial officer and principal accounting officer or controller.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Telewicz, Staff Accountant at (202)551-3438 or the undersigned at (202)551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Martin, Staff Attorney at (202)551-3391 or Tom Kluck, Legal Branch Chief at (202)551-3233 with any other questions.

Sincerely,

/s/ Cicely LaMothe

Cicely LaMothe
Senior Assistant Chief Accountant